Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

May 3, 2019

CONFIDENTIAL

VIA EDGAR

Re:                             SmileDirectClub, Inc.

Confidential Submission of Draft Registration Statement on Form S-1

Submitted May 3, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of our client, SmileDirectClub, Inc., a Delaware corporation, (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of shares of the Company’s Class A common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Draft Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

A public filing of the registration statement will be made on a subsequent date, which in no event will be later than 15 days before the Company commences the road show.

The Company respectfully advises the Staff that it has omitted certain executive compensation information. The Company undertakes that prior to the Company’s distributing a preliminary prospectus to investors, the registration statement on Form S-1 will include the executive compensation information.

If you have any questions regarding this submission, please contact the undersigned at (212) 735-3574, as counsel to the Company.

Very truly yours,

/s/ David J. Goldschmidt

cc:                                David Katzman, Chief Executive Officer, SmileDirectClub, Inc.

Kyle Wailes, Chief Financial Officer, SmileDirectClub.Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Stelios G. Saffos, Esq., Latham & Watkins LLP